HIRSCH INTERNATIONAL CORP.

50 Engineers Road

Hauppauge, New York 11788

VIA EDGAR AND VIA FEDEX

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

August 31, 2007

RE:	Hirsch International Corp.

Form 10-K for the Eleven Months Ended December 31, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007

File No. 0-23434

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 17, 2007 regarding our responses to your letter dated May 21, 2007 regarding the Form 10-K for the eleven months ended December 31, 2006 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2007 and the fiscal quarter ended June 30, 2007 (“Form 10-Q”) of Hirsch International Corp. (the “Company” or “we”).

For reference purposes, the text of your letter dated August 17, 2007 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

FORM 10-K FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2006

Financial Statements

1.

We have read your response to comment five from our letter dated June 29, 2007. You indicate that you will revise your statement of operations to classify your transaction costs in operating income in future filings. Given that you propose to reclassify your transaction costs in future filings, please provide us with your materiality analysis that supports your conclusion that the decrease in operating income is not material to the year ended January 28, 2006. Please tell us how you determined that it was appropriate to make this reclassification on a prospective basis.

The Company reviewed the guidance provided by the SEC under Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”). SAB 99 states that the evaluation of whether a misstatement could influence the economic decision of users involves consideration of

Mr. Rufus Decker

August 31, 2007

the characteristics of those users. At the very minimum, users are assumed to have an appropriate knowledge of business and economic activities and accounting and a willingness to study the information in the financial statements with an appropriate diligence. The guidance also discusses what qualitative considerations should be reviewed; specifically, the effect of the misstatement on trends in profitability, changing a loss into income or vice versa and compliance with loan covenants.

The reclassification of the transaction costs would have no effect on the Balance Sheet, Cash Flows, Working Capital, EPS, Net Income and would not change our profit for the period into a loss. It would also not effect any loan covenants as there were none at January 28, 2006. The reclassification would impact only operating income and income from continuing operations. The transaction costs reported on our Form 10-K for the year ended January 28, 2006 were detailed as a line item within the other income/expense section of the income statement. Users of the financial statements were able to determine the nature and amount of these costs by looking at the face of the income statement without having to refer to a footnote breakdown of the components of other income/expense. The Company also provided numerous disclosures in the 10-K documents relative to these costs. In addition, although the reclassification would reduce the amount of operating income, the Company would continue to show income from operations for the year ended January 28, 2006. The Company feels that the information in our 10-K for January 28, 2006 provided the users of the financial statements with all of the material information necessary to make informed decisions and that restrospective reclassification would not provide any additional information or clarification to the user. The Company continues to support its decision that it is appropriate to make this reclassification on a prospective basis.

*   *   *   *   *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 631-436-7100.

Mr. Rufus Decker

August 31, 2007

We thank you in advance for your assistance.

Very truly yours,

/s/ Beverly Eichel
Beverly Eichel
Chief Financial Officer

cc:	Ernest Greene
Scott Walkinson